EXHIBIT 99.1

DESCRIPTION OF OUR OPERATING RESORTS

The following information describes each of our operating resorts, including their key amenities, features and awards.

Bellagio

Bellagio is located at the heart of the Las Vegas Strip, Bellagio has earned the prestigious Five Diamond award from the American Automobile Association (“AAA”) since 2001.  The resort is richly decorated, including a conservatory filled with unique botanical displays that change with the seasons.  At the front of Bellagio is an eight-acre lake featuring over 1,000 fountains that come alive at regular intervals in a choreographed ballet of water, music and lights.  Bellagio also offers 200,000 square feet of convention space.  For both business and leisure customers, Bellagio’s restaurants offer the finest choices, including Five Diamond award winners Picasso and Le Cirque.  Leisure travelers can also enjoy Bellagio’s expansive pool, world-class spa and Gallery of Fine Arts.  Via Bellagio features luxury retail shops and restaurants.

Bellagio features O, the Cirque du Soleil production where world-class acrobats, synchronized swimmers, divers and characters perform in, on, and above water.  Other entertainment options include the nightclub The Bank, Hyde Lounge overlooking the Bellagio fountains and several other unique bars and lounges.  Bellagio is connected via a covered walkway with Vdara and by a people mover to Crystals.

MGM Grand Las Vegas

MGM Grand Las Vegas, located on the corner of the Las Vegas Strip and Tropicana Avenue is a recipient of the prestigious AAA Four Diamond award.  In addition to the standard room offerings, the resort also offers several unique room offerings, including: StayWell, a unique wellness hotel experience; Skylofts, ultra-luxurious penthouse suites featuring the ultimate in personal service and a AAA Five Diamond award winner; and the exclusive Mansion for premium gaming customers.  Additionally, The Signature at MGM Grand is a connecting AAA Four Star all-suite, non-smoking, non-gaming development featuring three 576-unit towers.

The resort boasts an extensive array of restaurants, over 15, including two restaurants by renowned chef Joël Robuchon – whose self-titled restaurant is a AAA Five Diamond award recipient and a recipient of a Michelin three-star rating.  Other celebrity chef restaurants include Craftsteak by Tom Colicchio, Michael Mina’s Pub 1842, Emeril Lagasse’s name sake restaurant, and Hakkasan.

MGM Grand offers unique entertainment options including the spectacular show KÀ, by Cirque du Soleil, performed in a custom-designed theatre seating almost 2,000 guests.  The MGM Grand Garden Arena, with a seating capacity of over 16,000, hosts premier concerts, award shows, sporting events including championship boxing, and other special events.  The David Copperfield Theatre and Brad Garrett’s Comedy Club entertain guests seven nights a week.

For Daylife and Nightlife club goers, Hakkasan Las Vegas is the ultimate mega-night club and Wet Republic is the ultra-pool dayclub with shared global superstar resident DJs including Tiesto and Calvin Harris.  In addition, Beacher’s Madhouse offers a vaudeville-inspired nightclub and show.

Other amenities include a traditional Wedding Chapel, numerous retail shopping outlets, a 380,000 square foot conference center, a 90,000 square foot pillar-less trade show pavilion, and an extensive pool and spa complex.

Mandalay Bay

Mandalay Bay is the first major resort on the Las Vegas Strip to greet visitors arriving by automobile from Southern California.  This AAA Four Diamond resort features numerous restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Lupo, Hubert Keller’s Fleur, and Michael Mina’s Stripsteak.  Mandalay Bay offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and a 1,700-seat showroom which is the home of the Cirque du Soleil Michael Jackson ONE production show.  Additional nightlife amenities include eyecandy, a sound lounge and bar located at the center of the casino floor, and Light Nightclub.

Mandalay Bay also offers 1.7 million square feet of convention, ballroom and meeting rooms.  At the south end of the convention center is the Shark Reef Aquarium, exhibiting sharks, other fascinating sea creatures and a Komodo dragon.  Mandalay Bay’s expansive pool and beach area plays host to an array of evening open air concerts during the pool season and includes a 6,000 square foot casino, a large wave pool, and Moorea, a European-style “ultra” beach and Daylight Beach Club.  The resort also features Spa Mandalay, a 30,000 square-foot spa and fitness center.

Included within Mandalay Bay is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, providing visitors with 11 years of AAA Five-Diamond-rated hospitality experience.  The Delano is an all-suite hotel tower within the Mandalay Bay complex.  The Delano includes its own spa and fitness center, a lounge and two restaurants, including Mix Las Vegas, created by famed chef Alain Ducasse and located on the top floor of The Delano.

The Mirage

The Mirage is a luxurious, tropically-themed resort located at the center of the Las Vegas Strip.  The Mirage is recognized by AAA as a Four Diamond resort.  The exterior of the resort is landscaped with palm trees, abundant foliage and more than five acres of lagoons and other water features centered around a volcano that erupts every evening at regular intervals, with flames that spectacularly illuminate the front of the resort.  Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome, which is designed to replicate the sights, sounds and fragrances of the South Seas.  Located at the rear of the hotel, adjacent to the swimming pool area, Siegfried & Roy’s Secret Garden and Dolphin Habitat, an attraction featuring bottlenose dolphins that allow guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists.

The Mirage features a wide array of restaurants, including Tom Colicchio’s Heritage Steak, Masaharu Morimoto’s name sake restaurant, Stack, Michael LaPlaca’s Portofino and Samba Brazilian Steakhouse.  Casual dining options include Cravings Buffet, Carnegie Deli, California Pizza Kitchen and BLT Burger by famed chef Laurent Tourondel.  Entertainment at The Mirage features Love, by Cirque du Soleil, celebrating the musical legacy of  the Beatles; celebrity impressionist and ventriloquist Terry Fator, winner of NBC’s America’s Got Talent competition; and The Mirage Aces of Comedy series featuring acts such as Daniel Tosh, Jay Leno, Ray Romano and others.  Nightlife options at The Mirage include 1OAK, a one-of-a-kind nightlife experience, and the Beatles Revolution Lounge.  The Mirage has numerous retail shopping outlets and 170,000 square feet of meetings and convention space, including the 90,000-square foot Mirage Events Center.

Luxor

Luxor is a 4,400 room pyramid-shaped hotel and casino resort situated at the south end of the Las Vegas strip between Mandalay Bay and Excalibur.  In addition to the powerful beam of light, brilliantly shining from the top of the pyramid, Luxor offers over 20,000 square feet of convention and meeting space, a 20,000 square foot spa, and food and entertainment venues on three different levels beneath a soaring hotel atrium.  Nightlife and dining at Luxor includes the 26,000 square foot LAX nightclub, Centra, an exotic and inviting lounge located in the center of the casino, TENDER steak & seafood, rated one of Las Vegas’ top steakhouses, Public House, the popular East Coast hangout featuring casual cocktails, comfortable food and spectacular sports and Tacos & Tequila, a Mexican style menu intermixed with a rock-n-roll flair.  The Luxor is home to Titanic: The Artifacts Exhibition, and Bodies… The Exhibition,.  With some of the most popular entertainment in Las Vegas, Luxor features the World Famous dance crew Jabbawockeez, the Cirque du Soleil production show CRISS ANGEL Believe, “Entertainer of the Year” prop comic Carrot Top, the parody production show Menopause the Musical and the adult dance revue Fantasy.

Excalibur

Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of Las Vegas Boulevard and Tropicana Avenue.  Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, the Bee Gees tribute show, The Australian Bee Gees and the highly acclaimed male review, Thunder from Down Under.  Excalibur’s other world-class venues include the Fun Dungeon, featuring the Excalibur arcade and midway, and the Castle Walk, a shopping expedition featuring artisans’ booths and specialty shops.  In addition, Excalibur has several restaurants and bars including Dick’s Last Resort, a wacky and wild down-to-earth dining and entertainment option, Buca di Beppo, serving fresh, authentic family style Italian food and the Steakhouse at Camelot, offering the finest cuts of beef, along with the freshest seafood flown in daily.  The property also features a 13,000 square foot fitness facility and spa.  Excalibur, Luxor and Mandalay Bay are connected by a tram allowing guests to travel easily from resort to resort.

New York-New York

New York-New York is located at the corner of the Las Vegas Strip and Tropicana Avenue.  Pedestrian bridges link New York-New York with both MGM Grand Las Vegas and Excalibur.  The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster.  New York-New York also features several restaurants and numerous bars and lounges, including

nationally recognized Tom’s Urban, Shake Shack, and Nine Fine Irishmen, an authentic Irish Pub.   New York-New York’s entertainment options include Zumanity by Cirque du Soleil and The Bar at Times Square piano bar.

Monte Carlo

Monte Carlo is located on the Las Vegas Strip adjacent to New York-New York.  The resort offers a variety of restaurant offerings, including fine dining at Andre’s, The Pub featuring live entertainment, Diablo’s Cantina, Double Barrel Roadhouse and Brand Steakhouse.  Other resort amenities include a health spa, and a beauty salon.  Monte Carlo is connected to Aria via walkway and to Crystals via people mover through the Monte Carlo’s “Street of Dreams” retail area.  Blue Man Group, the international entertainment phenomenon, recently unveiled its newest production complete with electrifying music, sensational technology, a captivating nightly procession and its signature interactive, audience experiences at Monte Carlo.

Circus Circus Las Vegas

Circus Circus Las Vegas is situated on the north end of the Las Vegas Strip and features the Adventuredome, a five-acre indoor theme park, and the Midway, which houses performances by circus acts and provides amusement for all ages.  Circus Circus is home to the awarding winning THE Steak House, which has been voted Best of Las Vegas for over 20 years.  In 2014 the Adventuredome introduced the El Loco roller coaster, where riders will experience twists, turns and drops very unique in the coaster world as they ascend 90 feet before dropping to experience a feeling of flying.

MGM Grand Detroit

MGM Grand Detroit is one of three casinos licensed in Detroit, Michigan and is operated by MGM Grand Detroit, LLC.   MGM Grand Detroit, Inc., our wholly-owned subsidiary, holds a controlling interest in MGM Grand Detroit, LLC.  A minority interest in MGM Grand Detroit, LLC is held by Partners Detroit, LLC, a Michigan limited liability company composed of a group of Detroit city, community and business leaders.  MGM Grand Detroit is the city’s first and only downtown hotel, gaming, and entertainment destination built from the ground up.  The resort features two restaurants by Wolfgang Puck, TAP sports pub, exciting nightlife amenities, and a luxurious spa.  Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.

Beau Rivage

Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi.  Beau Rivage blends world-class amenities with Southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a world-class spa and salon.  The resort also has 50,000 square feet of convention space.

Gold Strike Tunica

Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County.  The property features an 800-seat showroom, the Chicago Steakhouse, a coffee shop, a buffet, a food court, several cocktail lounges, and 12,000 square feet of meeting space.  Gold Strike Tunica is part of a three-casino development covering approximately 72 acres.  The other two casinos are owned and operated by unaffiliated third parties.

Circus Circus Reno

Circus Circus Reno is located in the heart of downtown Reno, Nevada at the base of the beautiful Sierra Nevada Mountains and just 45 minutes from the world-renowned Lake Tahoe.  Circus Circus Reno offers its guests a variety of circus acts performed daily, free of charge.  The property boasts six unique restaurants as well as cocktail lounges, and retail shops.

Gold Strike

Gold Strike is an "Old West"-themed hotel-casino located on the east side of Interstate-15 in Jean, Nevada.  Jean is located approximately 25 miles south of Las Vegas and approximately 15 miles north of the California-Nevada state line.  The property has, among other amenities, restaurants, a banquet center, a swimming pool, a gas station, a gift shop and an arcade.  The casino has a stage bar with regularly scheduled live entertainment and a casino bar.  In October 2014, we entered into an agreement to sell Gold Strike and related assets in Jean, Nevada which is contingent upon regulatory approvals and other customary closing conditions.

Railroad Pass

Railroad Pass, the oldest operating casino in Nevada, is located in the City of Henderson, a suburb located southeast of Las Vegas, and is situated along US Highway 93, the direct route between Las Vegas and Phoenix, Arizona.  The property includes, among other amenities, full-service restaurants, a buffet, a gift shop, a swimming pool, a banquet facility, a sports lounge, and a museum.  There is also a hotel with 120 rooms.  In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson and Boulder City.  In September 2014, we entered into an agreement to sell Railroad Pass which is contingent upon regulatory approvals and other customary closing conditions.

MGM China

We own 51% of MGM China Holdings Limited, an entity which indirectly owns MGM Macau, a hotel casino resort in Macau S.A.R. MGM Macau is an award-winning, five-star integrated casino and luxury hotel resort located on the Macau Peninsula, the center of gaming activity in the greater China region.  The resort’s focal point is the signature Grande Praca and features Portuguese-inspired architecture, dramatic landscapes and a glass ceiling rising over 80 feet above the floor of the resort.  The Grande Praca features unique themed displays and events throughout the year.  MGM Macau has over 1,300 slot machines, 427 gaming tables and multiple VIP and private gaming areas.  The hotel comprises a 35-story tower with over 580 rooms, suites and private luxury villas.  In addition, MGM Macau offers luxurious amenities, including a variety of diverse restaurants, world-class pool and spa facilities, and over 15,000 square feet of convertible convention space.  The hotel is directly connected to the prestigious 200,000 square foot One Central Complex, which features many of the world’s leading luxury retailers.

In October 2012, MGM Grand Paradise formally accepted the terms and conditions of a land concession contract from the government of Macau to develop an approximately $2.9 billion resort and casino, excluding development fees eliminated in consolidation, capitalized interest and land related costs, featuring approximately 1,500 hotel rooms, 500 gaming tables, and 1,500 slots built on an approximately 18 acre site in Cotai, Macau.  The land concession contract became effective in January 2013.

CityCenter

We own 50% of CityCenter and the other 50% of CityCenter is owned by Infinity World Development Corp, a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity.  We manage the operations of CityCenter for a fee.  CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both of which are owned by us.  CityCenter consists of the following components:

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Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800‑seat showroom which is home to Zarkana by Cirque du Soleil, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units;

•	Mandarin Oriental Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units; and

•	The Crystals retail and entertainment district with approximately 355,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

We believe CityCenter is one of the world’s largest green developments.  Aria, Vdara, Crystals, Mandarin Oriental and Veer Towers have all received LEED Gold certification by the U.S. Green Building Council.  CityCenter is connected to the Bellagio and Monte Carlo with a state-of-the-art people mover system.

Borgata

The Borgata Hotel Casino and Spa is located at Renaissance Pointe in Atlantic City, New Jersey.  In addition to its guest rooms and suites and extensive gaming floor, Borgata includes several specialty restaurants, retail shops, a European-style health spa, meeting space and unique entertainment venues.  We own 50% of the limited liability company that owns Borgata.  Boyd Gaming Corporation owns the other 50% and also operates the resort.

Silver Legacy

We own 50% of Silver Legacy and the other 50% is owned by Eldorado Resorts Inc.  Silver Legacy is a hotel-casino and entertainment complex situated in downtown Reno, Nevada.  Silver Legacy is located between Circus Circus Reno and the Eldorado Hotel & Casino.  Silver Legacy is connected at the mezzanine level with Circus Circus Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties.  The resort’s exterior is themed to evoke images of historical Reno.  Silver Legacy features several restaurants and bars, a special events center, custom retail shops, a health spa and an outdoor pool and sun deck.

Grand Victoria

We own a 50% interest in Grand Victoria.  An affiliate of Hyatt Gaming, Illinois RBG, L.L.C., owns the other 50% and also operates the Grand Victoria, a Victorian-themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago.  The riverboat offers dockside gaming, which means its operation is conducted at dockside without cruising.  The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with a buffet, a fine dining restaurant and lounge, a 24-hour deli, a gourmet burger restaurant and a VIP lounge.

Golf Courses

We own and operate an exclusive world-class golf course, Shadow Creek, designed by Tom Fazio and located approximately ten miles north of our Las Vegas Strip resorts.  Shadow Creek is consistently highly ranked in Golf Digest’s ranking of America’s 100 Greatest Public Courses.  We also own the Primm Valley Golf Club designed by Tom Fazio located four miles south of the Primm Valley Resorts in California, which includes two 18-hole championship courses and is operated by a third party.  In Mississippi, we own and operate Fallen Oak, a championship golf course also designed by Tom Fazio that is located approximately 20 miles from Beau Rivage.

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